THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

August 30, 2013

Ms. Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572

           In response to your letter of comments dated August 23, 2013, please be advised as follows:

Fees Paid to Kodiak Capital, LLC

1.        The information you request has been provided.

Financial Statements, page 47

2.         The financial statements have been updated as requested.

3.         The information you request has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Kallo Inc.